UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

November 6, 2015

(Date of earliest event reported)

WEYERHAEUSER COMPANY

(Exact name of registrant as specified in charter)

Washington	1-4825	91-0470860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

Federal Way, Washington 98063-9777

(Address of principal executive offices)

(zip code)

Registrant’s telephone number, including area code:

(253) 924-2345

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 6, 2015, Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”), and Plum Creek Timber Company, Inc., a Delaware corporation (“Plum Creek”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Plum Creek will merge with and into Weyerhaeuser (the “Merger”) with Weyerhaeuser continuing as the surviving corporation in the Merger. The Merger Agreement was unanimously approved by the Boards of Directors of both Plum Creek and Weyerhaeuser.

Subject to the terms and conditions of the Merger Agreement, at the time the Merger becomes effective (the “Effective Time”), each share of Plum Creek common stock issued and outstanding immediately prior to the Effective Time, other than shares of Plum Creek common stock owned by Plum Creek as treasury stock, will be converted into the right to receive 1.60 fully paid and nonassessable Weyerhaeuser common shares, par value $1.25 per share (the “Merger Consideration”). No fractional Weyerhaeuser common shares will be issued in the Merger, and Plum Creek’s stockholders will receive cash in lieu of any fractional shares. It is expected that the Merger will qualify as a tax-free reorganization for U.S. Federal income tax purposes.

The Merger Agreement provides that, at the Effective Time, outstanding Plum Creek stock options, whether vested or unvested, will be converted into equivalent awards with respect to Weyerhaeuser common shares, after giving effect to appropriate adjustments to reflect the consummation of the Merger. Outstanding Plum Creek restricted stock unit awards and deferred stock unit awards will be converted into equivalent equity awards with respect to Weyerhaeuser common shares. As required by their terms, outstanding Plum Creek value management awards granted prior to 2015 will be converted into the right to receive an amount in cash determined by assuming that all applicable performance goals were satisfied at the greater of target level performance and actual performance over a shortened performance period ending as of the Effective Time. Outstanding Plum Creek value management awards granted following 2014 will be converted into equivalent Weyerhaeuser awards with continued service-based vesting requirements, except that the performance goals will be deemed satisfied at the greater of target level performance and actual performance over a shortened performance period ending as of the Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, (i) the Weyerhaeuser Board of Directors will be expanded from 10 directors to 13 directors, consisting of eight directors from Weyerhaeuser and five directors from Plum Creek and (ii) Rick R. Holley, the current Chief Executive Officer of Plum Creek, will be appointed as non-executive Chairman of the Weyerhaeuser Board of Directors. Doyle R. Simons, the current Chief Executive Officer of Weyerhaeuser, will remain as Chief Executive Officer of Weyerhaeuser.

Consummation of the Merger is subject to certain customary conditions, including adoption of the Merger Agreement by a majority of the issued and outstanding shares of Plum Creek common stock, approval of the issuance of Weyerhaeuser common shares constituting the Merger Consideration by a majority of the common shares voted at the Weyerhaeuser shareholder meeting, the listing of the Weyerhaeuser common shares constituting the Merger Consideration on the New York Stock Exchange, the effectiveness of Weyerhaeuser’s registration statement on Form S-4 and the absence of a legal restraint prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality qualifications), the other party having performed in all material respects its obligations under the Merger Agreement, the other party not having suffered a material adverse effect (as defined in the Merger Agreement) and the receipt by each party of customary opinions from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

The Merger Agreement contains customary representations, warranties and covenants of both Weyerhaeuser and Plum Creek, including covenants to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time, not to engage in certain types of transactions during this interim period and to use reasonable best efforts to take all actions necessary to consummate the merger as soon as reasonably possible.

Each of Weyerhaeuser and Plum Creek is subject to customary restrictions on their respective abilities to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, third parties regarding such proposals, except under limited circumstances that allow the Board of Directors of each company to comply with their respective fiduciary duties.

The Merger Agreement contains certain customary termination rights for both Weyerhaeuser and Plum Creek, including (i) if the Merger is not consummated on or before September 30, 2016 or (ii) if the approval of Weyerhaeuser shareholders or Plum Creek stockholders is not obtained. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, including as a result of a change in the recommendation of a party’s Board of Directors, such party may be required to pay to the other party a termination fee of $250,000,000.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Weyerhaeuser, Plum Creek or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Weyerhaeuser or Plum Creek. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Weyerhaeuser, Plum Creek or any of their respective subsidiaries, affiliates or businesses.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

ITEM 8.01.	OTHER EVENTS

On November 8, 2015, Weyerhaeuser and Plum Creek issued a joint press release announcing the Merger. A copy of the joint press release is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

* * * * *

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS

(d) The following items are filed as exhibits to this report:

2.1	Agreement and Plan of Merger, dated as of November 6, 2015, between Weyerhaeuser Company and Plum Creek Timber Company, Inc.

99.1	Press Release, dated November 8, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY

By:	/s/ Devin W. Stockfish
Name:	Devin W. Stockfish
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: November 9, 2015